UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)
- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

Greenfield Robotics Corporation

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    December 29, 2017

Physical Address of Issuer:

36706 W 39th St S, Cheney, Kansas, 67025 US

Website of Issuer:

https://www.greenfieldincorporated.com/

Is there a co-issuer? __X__ yes __ no.

Name of Co-Issuer:

Greenfield Robotics Crowdfunding Vehicle, LLC

Legal status of Co-Issuer:

    Form:

    LLC
    Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

August 22, 2024

Physical Address of Co-Issuer:

36706 W 39th St S, Cheney, Kansas, 67025 US

Website of Co-Issuer:

https://www.greenfieldincorporated.com/

Current Number of Employees:

8

Greenfield Robotics Corporation		
	Most recent fiscal year-end (2024)	**Prior fiscal year-end (2023)**
Total Assets	$833,444	$1,874,737
Cash & Cash Equivalents	$58,532	$784,965
Accounts Receivable	$4,572	$33,601
Short-term Debt	$5,767,843	$3,858,627
Long-term Debt	$275,330	$66,059
Revenues/Sales	$195,957	$148,776
Cost of Goods Sold	$25,210	$64,812
Taxes Paid	$0	$0
Net Income/(Loss)	($3,272,553)	($4,004,176)

Greenfield Robotics Crowdfunding Vehicle, LLC		
	Most recent fiscal year-end (2024)*	**Prior fiscal year-end (2023)***
Total Assets	$185,760	N/A
Cash & Cash Equivalents	$3,115	N/A
Accounts Receivable	$0	N/A
Short-term Debt	$0	N/A
Long-term Debt	$0	N/A
Revenues/Sales	$0	N/A
Total Expenses	($1)	N/A
Taxes Paid	$0	N/A
Net Income/(Loss)	$1	N/A

*Greenfield Robotics Crowdfunding Vehicle, LLC was formed on August 22, 2024

Greenfield Robotics Corporation



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Greenfield Robotics Corporation, a Delaware corporation ("**Greenfield Robotics**," the "**Company**," the "**Issuer**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.greenfieldincorporated.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

RISK FACTORS

In addition to the risks specified below, the Issuer is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in an offering pursuant to Regulation Crowdfunding may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised an offering pursuant to Regulation Crowdfunding. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our board of directors, executive officers and key employees could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people, other than Clint Brauer.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals, other than Clint Brauer, in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence, other than for Clint Brauer. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Adverse weather and other farming conditions, including as a result of climate change, may adversely affect the availability, quality and price of our products and services, as well as our operations and operating results.
Severe adverse weather conditions, such as severe storms, may also result in extended business interruption and other loss and damage to our business. Additionally, the potential physical impacts of climate change are uncertain and may vary by region. These potential effects could include changes in rainfall patterns, water shortages, changing sea levels, changing storm patterns and intensities, and changing temperature levels that could adversely impact our costs and business operations. These effects could be material to our results of operations, liquidity or capital resources.

We are an early-stage company with a history of losses, and expect to incur significant expenses and continuing losses for the foreseeable future. Our business could be adversely affected if we fail to effectively manage our future growth.

We believe we will continue to incur net losses for the foreseeable future as we continue to invest in world-class technology to increase production and commercial sales of our products. We recently began our third growing season. There is no guarantee when, if ever, we will become profitable. We expect to expend substantial resources as we:

- identify and invest in future growth opportunities, including the development of new product lines;

- invest in sales and marketing efforts to increase brand awareness, engage customers and drive sales of our products; and

- invest in product innovation and development.

These investments may not result in the growth of our business. Even if these investments do result in the growth of our business, if we do not effectively manage our growth, we may not be able to execute on our business plan and vision, respond to competitive pressures, take advantage of market opportunities or maintain high-quality product offerings, any of which could adversely affect our business, financial condition and results of operations.

Any damage to or problems with our robots could severely impact our operations and financial condition.

Any damage to or problems with our robots we build or use in the future, including defective construction, repairs, or maintenance could have an adverse impact on our operations and business. Our operations may be adversely affected by severe weather including tornados, lightning strikes, wind, snow, hail and rain. The impact of a severe weather event or natural disaster could result in significant losses and seriously disrupt our entire business. We may continue to experience unexpected delays in building our robots for a variety of reasons, including limited financings. If we experience significant unexpected delays in construction, we may have to limit or miss out on an entire growing season depending on the timing and extent of the delays, which could harm our business, financial condition and results of operations.

Our brand and reputation may be diminished due to real or perceived quality or environmental issues with our products, which could negatively impact our business, reputation, operating results and financial condition.

Real or perceived quality or environmental concerns or failures to comply with applicable food regulations and requirements, whether or not ultimately based on fact and whether or not involving our products, could cause negative publicity and reduced confidence in our company, brand or products, which could in turn harm our reputation and sales, and could adversely affect our business, financial condition and operating results.

If farmers do not perceive our products to be of high quality or safe, then the value of our brand would be diminished, and our business, results of operations and financial condition would be adversely affected. Any loss of confidence on the part of farmers in the quality and safety of our products would be difficult and costly to overcome. Issues regarding the safety of any of our products, regardless of the cause, may harm our brand, reputation and operating results.

Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Our market opportunity estimates and growth forecasts, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of customers covered by these market opportunity estimates will purchase our products at all or generate any particular level of net sales for us. Any expansion in our market depends on a number of factors, including the cost and perceived value associated with our product and those of our competitors. Even if the market in which we compete meets our size estimates and growth forecast, our business could fail to grow at the rate we anticipate, if at all. Our growth is subject to many factors, including success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, any forecasts of market growth should not be taken as indicative of our future net sales or growth prospects.

Our business plan includes the use of Angel Investor Tax Credits pursuant to the Kansas Angel Investor Tax Credit Act and there is no guarantee that our projects will qualify for these credits or that government funding will be available in the future.

Our business plan depends in part on state and local government policies and incentives that support the development, financing, ownership, and operation of our business and opportunities in the State of Kansas.

These policies and incentives include the Angel Investor Tax Credit pursuant to the Kansas Angel Investor Tax Credit Act and similar programs. If these policies and incentives are changed or eliminated, or we are unable to use them, or our current participation and tax credit qualification is revoked, it could result in a material adverse impact on our business prospects, financial condition, results of operations and cash flows, including the repayment of any tax credit issued with respect of the Issuer.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Greenfield Robotics has developed agricultural robots to offer affordable, on-demand farming services, without chemicals. Our robotic services include weed control and micro-spraying of nutrients, with more services on the way. This allows farmers to grow food with reduced or zero chemicals, helping consumers and food companies get access to safe, clean ingredients.

The Issuer conducts business in Kansas and the surrounding area, with projects in California and plans to expand across the United States.

Business Plan

Greenfield Robotics addresses a critical problem in modern agriculture: the unsustainable reliance on chemicals. With almost 900 million acres of farmland in the United States alone, the environmental and health implications of current practices are significant. Chemical herbicides are not only costly but also increasingly ineffective, leading to concerns about their impact on human health and the environment.

In response to these challenges, Greenfield Robotics has developed an innovative solution: autonomous weed control robots. These robots, equipped with advanced technology, offer farmers a cost-effective and environmentally friendly alternative to chemical herbicides. By autonomously identifying and removing weeds, Greenfield's system reduces and eventually eliminates the need for chemical herbicides in farming.

Greenfield Robotics' approach prioritizes sustainability and environmental stewardship. By promoting soil health and reducing reliance on synthetic inputs, the Issuer contributes to the long-term viability of agricultural ecosystems. Moreover, by providing a chemical-free alternative to weed control, Greenfield Robotics helps mitigate health concerns for farmers and consumers alike.

The Issuer's strategic partnerships and investor support further validate its potential for positive impact. Backed by investments from industry leaders like Chipotle Mexican Grill and strategic partnerships with organizations like MKC, one of the largest grain farmers' coops, Greenfield Robotics is well-positioned for growth and expansion.

In summary, Greenfield Robotics offers a promising solution to the environmental, economic, and health challenges facing modern agriculture. By leveraging innovative technology and a commitment to sustainability, the Issuer aims to revolutionize weed control practices, providing farmers with a viable alternative to chemical herbicides and enabling the production of clean, chemical-free food for consumers.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
With our BOTONY fleet of cutting-edge robots, Greenfield Robotics delivers a variety of vital services to farms of all sizes; working fields of broadacre crops at affordable rates.	Our small, autonomous, AI-powered robots-as-a-service reduce costs for farmers while safeguarding human health and the land from expensive chemicals. In addition to vital weed control without all of the herbicides, the robots can micro-spray nutrients, with other services on the way.	TAM: 250M acres+ of broadacre cropland in the US. SAM: 100M acres+ in the US of soybean, cotton and sorghum. (Source: USDA, Farm Service Agency, "2024 acreage data as of August 9, 2024")

Customer Base

The primary customer base for Greenfield Robotics is farming operations of all sizes across the US, with a focus on broadacre crops, such as sorghum, sunflowers, soybeans, pinto beans, black beans, corn, and cotton. In coming seasons, Greenfield plans to test its robots on crops such as oats, barley, wheat, rice, as well as specialty crops.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
1120230075521	Robotic Weed Control Apparatus and Method	Utility Patent	10/20/2021	Pending	Brazil
17/735,445	Robotic Weed Control Apparatus and Method	Utility Patent	5/3/2022	Pending	United States
PCT/US23/20803	Robotic Weed Control Apparatus and Method	Utility Patent	5/3/2023	Pending	PCT
18/266,255	ROBOTIC LIVESTOCK GRAZING APPARATUS AND METHOD	Utility Patent	6/8/2023	Pending	United States
6212302	Greenfield Robotics	Service Mark	September 5, 2019	December 1, 2020	United States
97614155	BOTONY	Service Mark	September 30, 2022	Pending	United States

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Clint Brauer	Founder, Head of Product/Sales/Marketing	August 2024 – Present - Founder, Head of Product/Sales/Marketing of Greenfield Robotics 2017-August 2024 CEO and Co-Founder of Greenfield Robotics Responsibilities: strategy, sales/marketing, product, field operations, fundraising	BS Business Marketing, Kansas State University BS Advertising, Kansas State University
Nandan Kalle	CEO, Chairman, COO, CFO, Director	August 2024 – Present, Chairman and CEO of Greenfield Robotics 2019-August 2024 COO/CFO of Greenfield Robotics Responsibilities: Operations, finance, product, fundraising	BSE Computer Science, Princeton University MBA, UCLA
Vladimir Ristanovic	Director	Investor	Tufts University, Dartmouth College
Steven Gentner	CTO	2021-2023 - Entrepreneur 2023-2024 - Greenfield CTO	Masters in Engineering and Robotics, University of Southern California
Mark Levine	Head of Marketing	2023-Present - Greenfield Head of Marketing 2021-2023 - VP Television/Digital/Podcasts, America's Test Kitchen	Bachelor of Arts in English, Amherst College
Dolly Singh	Head of Talent	2022-Present - Head of Talent, Greenfield Robotics 2021-Present - Founder, TerraTalent	Bachelor of Arts in Psychology, UCLA

Biographical Information

Clint Brauer – Founder, Head of Product, Sales, and Marketing
- 8 years in agriculture, preceded by 14 years in high-tech
- Data Science Systems pioneer at Sony
- Launched Sony e-book systems in North America 3rd Generation farmer
- Founded regenerative supply chain for Canidae Pet Food
- VP Marketing, Fox Interactive Media
- Advised multiple startups with exits
- Grew up farming in Kansas

Clint Brauer, Founder of GreenField Robotics, has eight years of experience in the agriculture sector, following a 14-year career in high-tech companies. He earned dual Bachelor of Science degrees in Business Marketing from the Calvin School of Business and in Advertising from the A.Q. Miller School of Journalism and Mass Communication at Kansas State University, graduating in 1997.

Clint began his technology career at Sony, where he was a data science pioneer and led the North America launch of their e-book systems. From 2007 to 2011, he served as General Manager at CyberRead, LLC, followed by providing general advisory services at Diligent LLC from 2009 to 2013. Additionally, he held the position of VP of Marketing at Fox Interactive Media.

In 2011, Clint founded MG Honor Farms in Wichita, Kansas. In 2015, his agricultural endeavors expanded with the creation of the Canidae Farmer Direct Supply Chain, focusing on developing an environmentally friendly and nutrient-rich ingredient supply chain for pet food.

Since January 2018, Clint has led GreenField Robotics, a company dedicated to providing sustainable weed control solutions using advanced robotics. Under his leadership, GreenField has developed multiple generations of weeding robots, offering farmers a cost-effective, chemical-free alternative to traditional methods. Clint's combined expertise in technology and agriculture guides his leadership at GreenField Robotics.

Nandan Kalle – Chairman, CEO and CFO
- Headed Belkin's $250MM WiFi business
- Launched Linksys's $100MM B2B business
- Shipped 10MM+ devices worldwide
- Recognitions include Time Magazine Invention of the Year for the N1 Vision Router
- 20 years in technology, 10 years with start-ups

Nandan Kalle, Chief Executive Officer of GreenField Robotics, brings over 20 years of distinguished experience in the technology sector, with a focus on startups. He holds a Bachelor of Science and Engineering in Computer Science, graduating cum laude from Princeton University. Nandan furthered his education at UCLA Anderson School of Management, earning an MBA and achieving recognition in the Anderson Business Honor Society (top 15% GPA).

Nandan's career highlights include leading the $250 million WiFi business at Belkin and launching a $100 million B2B business at Linksys. Under his leadership Belkin shipped over 10 million devices, including the acclaimed N1 Vision, recognized as Time Magazine's Invention of the Year. Nandan also contributed to Sony Pictures, demonstrating his versatility across different industries.

With his extensive background in technology and business operations, Nandan plays a pivotal role in driving efficiency and fostering growth at GreenField Robotics.

Vladimir Ristanovic - Director
- Successful agtech entrepreneur - co-founded MRI SEED Zambia and exited to Syngenta
- Currently an active investor in Greenfield Robotics and other ventures

Steven Gentner

Steven Gentner, Co-Founder and CTO of GreenField Robotics, brings over 30 years of extensive experience in robotics development and machine-vision software engineering. He holds a Master's degree in Engineering with a specialization in Robotics from the University of Southern California.

Steven's career is distinguished by his role as the Founder of RoboRealm, where for over 12 years he led the development of cutting-edge robotic machine vision software. Under his leadership, RoboRealm became a standard in machine vision prototyping, deployed at diverse organizations including Microsoft and JPL.

Throughout his career, Steven has achieved successful exits with companies including marchFirst and Crownpeak, where he served as CTO and Chief Scientist respectively. His expertise spans across various roles in technology and innovation, including Director of Research and Development at W3-Design and Founder of Hunchback Software.

Since November 2018, Steven has been instrumental as CTO/VP of Software at GreenField Robotics. His visionary leadership and technical prowess continue to drive innovation in sustainable farming practices, positioning GreenField Robotics at the forefront of agricultural technology

Mark Levine

Mark is a seasoned leader in content, marketing, and media strategy with a notable career in entertainment and lifestyle brands. Prior to his role driving revenue and audience growth for GreenField Robotics, Mark was   VP of Television, Digital Video & Podcasts at America's Test Kitchen, from October 2021 to April 2023, where he developed acclaimed programming for Amazon Freevee.

Mark's impact began at Food Network, where he pioneered shows such as Kids Baking Championship and Supermarket Stakeout as VP of Programming & Development from March 2013 to December 2019. He later spearheaded digital strategies at NBCUniversal and Disney/ABC Television Group, innovating platforms like SyFy and ABC Daytime's lifestyle broadband network.

Mark's career commenced at Sony Pictures Entertainment, developing pioneering paid television services. He holds a BA in English from Amherst College, graduating magna cum laude in May 1992. With a reputation for strategic vision and content expertise, Mark continues to drive results in media and entertainment, leveraging over two decades of industry leadership.

Dolly Singh

Dolly Singh, Greenfield's Head of Talent, is also the Founder of Terra Talent, pioneering human capital to advance a regenerative future for Earth since January 2021. She leads a portfolio including Kairos Power, Fuse Energy, and Greenfield Robotics, driving strategic talent innovation and inclusion. Previously, as Head of Talent Innovation and Inclusion at ServiceTitan from January 2019 to March 2021, she enhanced employer brand, diversity initiatives, and corporate social responsibility for the $800B+ contracting industries.

Dolly's career spans impactful roles: as Managing Director at Citadel, she scaled the people function by 3X and growth rate by 2X+ within 12 months, redesigning sourcing and talent assessment processes. At Oculus VR, she reshaped recruitment strategies, transitioning Oculus Talent Acquisition into Facebook, and established training programs to align recruiting efforts with company vision.

From 2008 to 2013, Dolly served as Head of Talent at SpaceX, playing a pivotal role in scaling the Issuer from 200 to over 4,000 employees across various functions. She developed a comprehensive recruitment platform, forged strategic university partnerships, and set high hiring standards to build SpaceX's renowned engineering team.

Dolly holds a BA in Psychology from UCLA (1999-2002), leveraging her expertise to drive sustainable growth and innovation in talent management across diverse sectors.

Indemnification

Indemnification is authorized by the Issuer to directors, managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's authorized capital stock consists of 24,700,000 shares of common stock of which 12,314,944 are issued and outstanding, par value $0.00001 per share (the "**Common Stock**") and 9,209,685 shares of preferred stock of which 8,553,480 are issued and outstanding, par value $0.00001 per share of which: (i) 4,194,200 are designated "**Series First Preferred Stock**", (ii) 3,661,676 are designated "**Series Seed Preferred Stock**", (iii) 925,443 are designated "**Series Seed-1 Preferred Stock**", and (iv) 428,366 are designated "**Series Seed-2 Preferred Stock**" (collectively, the "**Preferred Stock**").

Outstanding Capital Stock

As of the date of this Form C-AR, the Issuer's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	12,314,944
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the security issued pursuant to Regulation CF	The Issuer may decide to issue more capital stock which may dilute the security issued pursuant to Regulation CF.

Type	Series First Preferred Stock
Amount Outstanding	4,194,200
Par Value Per Share	$0.00001
Voting Rights	The number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Anti-Dilution Rights	All terms are as defined in the Issuer's Charter. In the event the Issuer shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3 of the Charter), without consideration or for a consideration per share less than the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance, then the applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one- hundredth of a cent) determined in accordance with the following formula: $$CP2 = CP1 * (A+B) + (A+C).$$ **(a)** "CP2" shall mean the applicable Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock **(b)** "CP1" shall mean the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock; **(c)** "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue); (d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP, (determined by dividing the aggregate consideration received by the Issuer in respect of such issue by CP,); and "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.
Other Rights	None
How this security may limit, dilute or qualify the security issued pursuant to Regulation CF	The Issuer may decide to issue more capital stock which may dilute the security issued pursuant to Regulation CF.

Type	Series Seed Preferred Stock
Amount Outstanding	3,005,471
Par Value Per Share	$0.00001
Voting Rights	The number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Anti-Dilution Rights	All terms are as defined in the Issuer's Charter. In the event the Issuer shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3 of the Charter), without consideration or for a consideration per share less than the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance, then the applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula: $$CP2 = CP1 * (A+B) + (A+C).$$ "CP2" shall mean the applicable Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock **(b)** "CP1" shall mean the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock; **(c)** "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue); (d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP, (determined by dividing the aggregate consideration received by the Issuer in respect of such issue by CP,); and "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.
Other Rights	None
How this security may limit, dilute or qualify the security issued pursuant to Regulation CF	The Issuer may decide to issue more capital stock which may dilute the security issued pursuant to Regulation CF.

Type	Series Seed-1 Preferred Stock
Amount Outstanding	925,443
Par Value Per Share	$0.00001
Voting Rights	The number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Anti-Dilution Rights	All terms are as defined in the Issuer's Charter. In the event the Issuer shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3 of the Charter), without consideration or for a consideration per share less than the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance, then the applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one- hundredth of a cent) determined in accordance with the following formula: $$CP2=CP1* (A+B)+(A+C).$$ "CP2" shall mean the applicable Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock **(f)** "CP1" shall mean the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock; **(g)** "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue); (h) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP, (determined by dividing the aggregate consideration received by the Issuer in respect of such issue by CP,); and "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.
Other Rights	None
How this security may limit, dilute or qualify the security issued pursuant to Regulation CF	The Issuer may decide to issue more capital stock which may dilute the security issued pursuant to Regulation CF.

Type	Series Seed-2 Preferred Stock
Amount Outstanding	428,366
Par Value Per Share	$0.00001
Voting Rights	The number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Anti-Dilution Rights	All terms are as defined in the Issuer's Charter. In the event the Issuer shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3 of the Charter), without consideration or for a consideration per share less than the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance, then the applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one- hundredth of a cent) determined in accordance with the following formula: $$CP2 = CP1 * (A+B) + (A+C).$$ "CP2" shall mean the applicable Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock **(j)** "CP1" shall mean the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock; **(k)** "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue; (l) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP, (determined by dividing the aggregate consideration received by the Issuer in respect of such issue by CP,); and "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.
Other Rights	None
How this security may limit, dilute or qualify the security issued pursuant to Regulation CF	The Issuer may decide to issue more capital stock which may dilute the security issued pursuant to Regulation CF.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Issuer has the following additional securities outstanding:

Type	2023A Convertible Notes
Face Value	$5,087,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	**Maturity Date**: December 31, 2024 **Interest Rate**: 9% **Conversion Upon a Qualified Financing**: In the event that the Issuer issues and sells shares of its equity securities ("Equity Securities") to investors (the "Investors") on or before the Maturity Date in an equity financing with total proceeds to the Issuer of not less than $2,500,000 (excluding the conversion of the Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)) (a "Qualified Financing"), then the outstanding principal amount of the Note and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder into Equity Securities sold in the Qualified Financing at a conversion price equal to the lesser of (i) the cash price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.80, and (ii) the quotient resulting from dividing $30,000,000 by the number of outstanding shares of Common Stock of the Issuer immediately prior to the Qualified Financing (assuming conversion of all securities convertible into Common Stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Issuer issuable upon the conversion of Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)). The issuance of Equity Securities pursuant to the conversion of the Note shall be upon and subject to the same terms and conditions applicable to Equity Securities sold in the Qualified Financing. **Change of Control**: payment of 100% of outstanding principal plus any unpaid accrued interest
How this security may limit, dilute or qualify the security issued pursuant to Regulation CF	The Issuer may decide to issue more capital stock which may dilute the security issued pursuant to Regulation CF.

Type	2021 Equity Incentive Plan
Amount Outstanding / Amount Authorized	873,000 / 2,000,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	None
How this security may limit, dilute or qualify the security issued pursuant to Regulation CF	The Issuer may decide to issue more capital stock which may dilute the security issued pursuant to Regulation CF.

Type	Series Seed Preferred Stock Warrants
Amount Outstanding	686,000 shares
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	None
How this security may limit, dilute or qualify the security issued pursuant to Regulation CF	The Issuer may decide to issue more capital stock which may dilute the security issued pursuant to Regulation CF.

Outstanding Debt

As of the date of this Form C-AR, the Issuer has the following debt outstanding:

Type	Lease
Creditor	Communications Technology Associates
Amount Outstanding	$19,560
Interest Rate and Amortization Schedule	5%; $821/mo
Description of Collateral	N/A
Other Material Terms	None
Maturity Date	July 31, 2026
Date Entered Into	August 1, 2023

Type	Lease
Creditor	Communications Technology Associates
Amount Outstanding	$15,772
Interest Rate and Amortization Schedule	5%; $638/mo
Description of Collateral	N/A
Other Material Terms	None
Maturity Date	August 31, 2026
Date Entered Into	September 1, 2023

Type	Lease
Creditor	Connie Brauer
Amount Outstanding	$21,741
Interest Rate and Amortization Schedule	5%; $1,250/mo
Description of Collateral	N/A
Other Material Terms	None
Maturity Date	December 31, 2025
Date Entered Into	January 1, 2023

Type	Other
Creditor	First Western Finance Equipment
Amount Outstanding	$8,350
Interest Rate and Amortization Schedule	11.01%; $503/mo
Description of Collateral	N/A
Other Material Terms	None
Maturity Date	January 10, 2026
Date Entered Into	January 10, 2024

Type	Other
Creditor	First Western Finance Equipment
Amount Outstanding	$45,743
Interest Rate and Amortization Schedule	9.91%; $2,274/mo
Description of Collateral	N/A
Other Material Terms	None
Maturity Date	May 17, 2026
Date Entered Into	May 17, 2024

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
N/A	N/A	N/A

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (2023)*

Total Income	Taxable Income	Total Tax
($63,948)	($2,512,974)	$0

*The Company has filed an extension for the 2024 tax year.

Liquidity and Capital Resources

The Company is currently conducting an ongoing offering pursuant to Regulation CF that is set to close on April 30, 2025.

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
2023A Convertible Notes	$5,087,000	30	General Working Capital	April 3, 2023 – November 14, 2024	Section 4(a)(2)
Series Seed Preferred Stock Warrants	N/A	2 Warrants – 686,000 shares	N/A	November 21, 2024	Section 4(a)(2)
Series Seed-2 Preferred Stock	$1,352,441.10 Conversion amount (total for Series Seed-1 Preferred Stock and Series Seed-2 Preferred Stock)	428,366	General Working Capital	May 26, 2022	Section 4(a)(2)
Series Seed-1 Preferred Stock	$1,352,441.10 Conversion amount (total for Series Seed-1 Preferred Stock and Series Seed-2 Preferred Stock)	925,443	General Working Capital	May 26, 2022	Section 4(a)(2)
Series Seed Preferred Stock	$2,633,102.99	2,119,027	General Working Capital	May 26, 2022	Section 4(a)(2)
2022A Convertible Notes	$450,000	2	General Working Capital	March 22, 2022	Section 4(a)(2)
SAFEs	$900,000	9	General Working Capital	October 29, 2021 – February 10, 2022	Section 4(a)(2)
Series First Preferred Stock	Exchange of Common Stock for Series First Preferred Stock	1,000,003	General Working Capital	September 23, 2021 – November 30, 2021	Section 4(a)(2)
Stock Options	N/A	873,000	N/A	February 17, 2022 - March 12, 2024	Rule 701

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

MG Honor Farms Transactions

This Farm is owned by Connie Brauer Trust, a trust managed by the mother of Clint Brauer, then CEO of the Issuer and current Founder; managed by Mr. Brauer. The Issuer uses this farm for early field trials; where appropriate, the Farm compensates Issuer at the same rates charged to other customers of Issuer for similar services. Transactions are summarized below:

- MG Honor Farms contracted Greenfield Robotics for weed cutting services across several dates and locations, totaling $3,940. The invoice, numbered 1001 and dated December 17, 2021, specifies a due date of January 1, 2022, with payment terms of Net 15. All services were invoiced at $10 per acre, covering multiple passes in soybean fields and near Bowling Alley.
- Greenfield Robotics invoiced MG Honor Farms $2,905 for weed cutting services on June 21, June 25, July 22, August 1, and August 8, 2022. The invoice number is 1020, dated December 1, 2022, with a due date of December 1, 2022, "due on receipt." Services were performed across various fields including Bowling Alley, Cheney South, and Cheney North, with detailed descriptions and rates provided for each service date.
- Greenfield Robotics invoiced MG Honor Farms $1,000 for weed cutting services on July 30, 2023, specifically for milo at the North40 field. The invoice number is 1038, dated July 27, 2023, with a due date of December 27, 2023, under "Net 30" payment terms. Payment was made in full via ACH/Wire transfer.
- The Letter of Intent (LOI) outlines Greenfield Robotics and MG Honor Farms' agreement for cover cropping services in 2024. Greenfield will plant cover crops from August to October at $20/acre plus seed costs. Conditions include specific field requirements, no-till farming, and using Greenfield bots for weed control, with payment due net 14 days upon visible crop stand.
- Greenfield Robotics invoiced MG Honor Farms $1,550 on August 22, 2023, for weed cutting services. This includes work done on August 29, 2023, covering 37 acres in Cheney North and East fields for milo. Invoice number 1049 has a due date of December 27, 2023, with payment made in full via ACH/Wire transfer.

Connie Brauer Trust

The Connie Brauer Trust (the Trust) is managed by Ms. Connie Brauer, the mother of Clint Brauer, then CEO of the Issuer and current Founder. The Trust also owns MG Honor Farms. Below transactions occurred between the Issuer and the Trust:

- The Lease Agreement between Connie Brauer Trust and Greenfield Robotics, Inc. grants the latter access to a shed on a Kansas farm for light manufacturing. Terms include a three-year lease starting January 1, 2023, with monthly payments of $1,000. It outlines maintenance responsibilities, utility payments, insurance requirements, and rights in case of casualty or condemnation.

- The lease agreement, effective June 1, 2023, between Connie Brauer Trust (Lessor) and Greenfield Robotics Corporation (Lessee), leases a 2011 Chevy Silverado monthly at $250. Lessee must maintain insurance and handle repairs. Signed by Connie Brauer, Trustee, and Nandan Kalle, then COO and current CEO of Greenfield Robotics Corporation.

- This Amendment to the Lease Agreement, effective from September 1, 2023, expands Greenfield Robotics' lease to include 100% use of the Shed at $1,250 per month, amended from $1,000. It indemnifies parties for liabilities, maintains other lease terms, and allows electronic execution. Executed by Connie Brauer Trust and Greenfield Robotics Corporation.

Clint Brauer

- The Company found it economically advantageous to conduct certain transactions with Clint Brauer, then CEO of the Issuer and current Founder.

- The lease agreement, effective June 15, 2022, between Clinton Brauer (Lessor) and Greenfield Robotics Corporation (Lessee), leases a 2006 Toyota Prius for 12 months at $125 per month. Lessee must maintain insurance and handle routine maintenance. Signed by Clinton Brauer and Nandan Kalle, then COO and current CEO, of Greenfield Robotics Corporation.

Nandan Kalle
- On January 12, 2025, the Company entered into an unsecured promissory note with Nandan Kalle, CEO of the company, for a loan of $50,000 at 0% interest. The note is due in full by January 26, 2025, with no penalties for early repayment. In the event of default, the unpaid balance accrues interest at 9% per annum, and the lender may demand immediate payment of the full amount. The loan is expected to be repaid upon receipt of funds from other investors. No co-signer is associated with the note, and it is governed by the laws of the State of Kansas. On February 20, 2025, although the note was still outstanding, Mr. Kalle issued a waiver on the interest. On February 23, 2025, the Company retired this note.

- On January 28, 2025, the Company executed an unsecured promissory note with Nandan Kalle, CEO of the company, for a loan of $50,000 at 0% interest. The note is due in full by February 15, 2025, and may be prepaid at any time without penalty. The company expects to repay the loan upon receiving funds from other investors. In the event of default, the loan accrues interest at 9% per annum until repaid, and the lender may demand immediate payment. No co-signer is associated with the note, which is governed by the laws of the State of Kansas.

Vladimir Ristanovic

- On January 31, 2025, Greenfield Robotics Corporation executed a secured promissory note with Nikolimax SL for a loan of $100,000 at 0% interest. The note is due in full by February 17, 2025, and may be prepaid without penalty. The loan is secured by proceeds held by DealMaker Securities totaling $225,000 as of the note date. In the event of default, the outstanding balance accrues interest at 9% per annum until repaid, and the lender may demand immediate payment. No co-signer is associated with the note, which is governed by the laws of the State of Kansas. On February 25, 2025, Mr. Ristanovic waived the interest. The note was retired on February 25, 2025.

- On April 24, 2025, Greenfield Robotics Corporation entered into a secured promissory note with Nikolimax SL for a loan of $50,000 at 0% interest. The full amount is due by June 30, 2025, and may be repaid early without penalty. The note is secured by proceeds held by DealMaker Securities. In the event of default, the loan accrues interest at 9% per annum until repaid, and the lender may accelerate the repayment. There is no co-signer on the note, which is governed by the laws of the State of Kansas.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Greenfield Robotics Corporation

By:

/s/ Nandan Kalle
(Signature)

Nandan Kalle
(Name)

Chief Executive Officer
(Title)

I, Nandan Kalle, the Chief Executive Officer of Greenfield Robotics Corporation, certify that the financial statements of Greenfield Robotics Corporation included in this Form are true and complete in all material respects.

/s/ Nandan Kalle
(Signature)

Nandan Kalle
(Name)

Chief Executive Officer
(Title)

April 30, 2025
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Nandan Kalle
(Signature)

Nandan Kalle
(Name)

Director
(Title)

April 30, 2025
(Date)

/s/ Vladimir Ristanovic   *Vladimir Ristanovic*
(Signature)

Vladimir Ristanovic
(Name)

Director
(Title)

April 30, 2025
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements



GREENFIELD CHEM FREE

INCOME STATEMENT (USD) - Unaudited

	Q1 2024	Q2 2024	Q3 2024	Q4 2024	2024
Operational P&L:					
Total Bookings	**$ 50,000**	**$ 34,258**	**$ 108,456**	**$ 3,017**	**$ 195,732**
Revenue:					
Service Revenue	-	9,258	30,064	(435)	$ 38,887
Consulting Revenue	-	27,315	26,078	3,677	$ 57,070
Marketing Revenue	25,000	25,000	25,000	25,000	100,000
Total Revenue	**$ 25,000**	**$ 61,573**	**$ 81,142**	**$ 28,242**	**$ 195,957**
Cost of Goods Sold	-	11,224	12,368	1,618	25,210
Gross Margin	**$ 25,000**	**$ 50,349**	**$ 68,774**	**$ 26,624**	**$ 170,747**
Total Gross Margin %	*100%*	*82%*	*85%*	*94%*	*87%*
Operational Spending:					
Payroll & Related	465,296	332,092	242,660	179,086	1,219,135
Consulting & Outside Services	191,715	102,776	141,716	104,316	540,523
Travel & Entertainment	34,026	28,398	828	10,884	74,135
Research & Development	116,966	116,358	90,245	18,082	341,651
Sales & Marketing	3,216	1,907	19,828	75,422	100,372
General & Administrative	49,387	46,621	55,264	84,272	235,544
Facilities & Office	26,708	22,128	24,789	17,857	91,481
Total Operating Expenses	**$ 887,315**	**$ 650,279**	**$ 575,330**	**$ 489,919**	**$ 2,602,843**
Net Operating Income (Loss)	**$ (862,315)**	**$ (599,931)**	**$ (506,556)**	**$ (463,295)**	**$ (2,432,096)**
Net Other Income (Expense)	(188,638)	(200,611)	(219,102)	(232,107)	(840,457)
Net Income (Loss)	**$ (1,050,952)**	**$ (800,542)**	**$ (725,658)**	**$ (695,401)**	**$ (3,272,553)**

Balance Sheet (USD) - Unaudited



		Q4 '23 Dec-23		Q1 '24 Mar-24		Q2 '24 Jun-24		Q3 '24 Sep-24		Q4 '24 Dec-24
Assets:										
Cash & Cash Equivalents	$	784,965	$	270,703	$	10,037	$	71,928	$	58,532
Accounts Receivable		33,601		50,000		8,540		49,263		4,572
Supplies		42,160		100,219		80,757		79,519		105,048
Prepaids & Other Current Assets		51,259		52,495		58,450		45,873		50,807
Total Current Assets		911,986		473,417		157,783		246,583		218,959
Fixed Assets, net		896,935		830,869		792,349		684,966		573,955
Deposits & Other Assets		65,817		58,979		55,456		48,015		40,530
Total Assets	$	1,874,737	$	1,363,266	$	1,005,588	$	979,564	$	833,444
Liabilities:										
Accounts Payable	$	82,725	$	142,021	$	155,962	$	229,865	$	226,701
Accrued Expenses		46,586		34,782		23,010		43,084		32,188
Deferred Revenue		16,667		41,667		14,352		41,667		16,442
Total Current Liabilities		145,978		218,470		193,323		314,615		275,330
Long-Term Liabilities		3,754,875		4,221,864		4,713,775		5,362,376		5,767,843
Total Liabilities	$	3,900,853	$	4,440,334	$	4,907,098	$	5,676,991	$	6,043,174
Equity:										
Paid in Capital		8,718,704		8,718,704		8,694,804		8,624,544		8,807,642
Retained Earnings		(6,740,644)		(10,744,819)		(10,744,819)		(10,744,819)		(10,744,819)
Net Income		(4,004,176)		(1,050,952)		(1,851,494)		(2,577,152)		(3,272,553)
Total Equity	$	(2,026,116)	$	(3,077,068)	$	(3,901,510)	$	(4,697,427)	$	(5,209,730)
Total Liabilities & Equity	$	1,874,737	$	1,363,266	$	1,005,588	$	979,564	$	833,444
		(0)		(0)		(0)		(0)		(0)



CASH FLOW STATEMENT (USD) - Unaudited

Statement of Cash Flows	Q1 2024	Q2 2024	Q3 2024	Q4 2024	2024
Operating Activities					
Net Income (Loss)	$ (1,050,952)	$ (800,542)	$ (725,658)	$ (695,401)	$ (3,272,553)
Depreciation	99,760	102,517	104,052	102,772	409,102
Non-Cash Interest Expense	-	-	-	-	-
Total Changes in Assets and Liabilities	2,967	36,943	100,290	(19,199)	121,000
Net Cash Used in Operating Activities	$ (948,226)	$ (661,082)	$ (521,315)	$ (611,828)	$ (2,742,451)
Investing Activities					
Purchase of Property & Equipment	(33,694)	(63,997)	3,330	8,239	(86,122)
Deposits	-	-	-	-	-
Net Cash Used in Investing Activities	$ (33,694)	$ (63,997)	$ 3,330	$ 8,239	$ (86,122)
Financing Activities					
Proceeds (Conversion) of Notes	458,038	443,839	657,219	414,350	1,973,447
Proceeds (Repayments) of Loans	9,619	44,474	(7,083)	(7,256)	39,754
Total Paid in Capital	-	(23,900)	(70,260)	183,099	88,939
Net Cash Provided by (Used in) Financing Activities	$ 467,657	$ 464,412	$ 579,876	$ 590,193	$ 2,102,139
Net Increase (Decrease) in Cash & Cash Equivalents	$ (514,262)	$ (260,667)	$ 61,891	$ (13,396)	$ (726,434)
Beginning Cash & Cash Equivalents	784,965	270,703	10,037	71,928	784,965
Ending Cash & Cash Equivalents	$ 270,703	$ 10,037	$ 71,928	$ 58,532	$ 58,532

Greenfield Robotics Corporation
Balance Sheet
As of December 31, 2024

	Total
ASSETS	
Current Assets	
Bank Accounts	
Restricted Cash	
1005 Restricted Cash - EBT Escrow (SPV)	3,115
Total Restricted Cash	**3,115**
Total Bank Accounts	**3,115**
Other Current Assets	
1450 Other Current Assets	
1451 Other Receivables	94
1452 Intercompany Receivable	182,550
Total 1450 Other Current Assets	**182,644**
Total Other Current Assets	**182,644**
Total Current Assets	**185,760**
TOTAL ASSETS	**185,760**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
3900 Preferred Stock (PS)	
3905 Preferred Stock - Series Seed 3	203,831
3906 Preferred Stock - Series Seed 3 Cost	(18,073)
Total 3905 Preferred Stock - Series Seed 3	**185,759**
Total 3900 Preferred Stock (PS)	**185,759**
3999 Retained Earnings	
Net Income	1
Total Equity	**185,760**
TOTAL LIABILITIES AND EQUITY	**185,760**

Greenfield Robotics Corporation
Profit and Loss
January - December 2024

	Greenfield - SPV	Total
Income		
Total Income		
Gross Profit	-	-
Expenses		
7200 General & Administrative		
7250 Bank Fees	(1)	(1)
Total 7200 General & Administrative	**(1)**	**(1)**
Total Expenses	**(1)**	**(1)**
Net Operating Income	**1**	**1**
Other Expenses		
Unrealized Gain or Loss		
Total Other Expenses		
Net Other Income	-	-
Net Income	**1**	**1**